UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No.3)*

                      CONTINENTAL HEALTH AFFILIATES, INC.
                                (Name of Issuer)

                                Common Stock
                         (Title of Class of Securities)

                                    211477104
                                 (CUSIP Number)

     c/o Andrew J. McLaughlin, Jr., Loeb Partners Corporation, 61 Broadway, New York, NY 10006 (212) 425-0400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                            May 24, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No 211477104                             Page 2

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Andrew J. McLaughlin, Jr. -- SS ####-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               USA

NUMBER OF    7  SOLE VOTING POWER
SHARES             1,148,391 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           -- Shares
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          1,148,391 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH              -- Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,148,391 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.6%

14 TYPE OF REPORTING PERSON*
       IN

Note: Portions of this Schedule are restated as required by Rule 101(a)(2)(ii) of Regulation T.
ITEM 1.           SECURITY AND ISSUER.

     This report relates to the Common Stock of Continental Health Affiliates, Inc. Its chief executive officer is Jack Rosen. The principal executive offices are located at 910 Sylvan Avenue, Englewood Cliffs, New Jersey, 07632.

ITEM 2.           IDENTITY AND BACKGROUND.

This report is being filed by Andrew J. McLaughlin, Jr.

     The number of shares of the Company's Common Stock held for which Andrew J. McLaughlin, Jr. has sole voting or dispositive power is:

NUMBER OF SHARES
OF COMMON STOCK                                      BENEFICIAL OWNER

1,148,391 (12.6%)                               Andrew J. McLaughlin, Jr.

     Percentages are computed on the basis of 7,948,851 outstanding shares of Common Stock reported by the Company as of May 13, 1996 in its most recent 10-Q report adjusted for the conversion of the note described below.

         Prior to May 31, 1996, Andrew J. McLaughlin, Jr. owned 6% Convertible Notes maturing September 1, 2003 in the principal amounts of $1,085,000. Such notes were convertible at the rate of one Common Share for every $.9448 of principal amount.

         On that date, instructions were issued for conversion of the entire principal amount of notes held into 1,148,391 shares of Common Stock.

         After considering only conversion of the notes there would have been 9,097,242 Common Shares outstanding as of May 31, 1996, and the person named in this Item 2 would have owned 1,148,391 Common Shares (12.6% of 9,097,242).


     Andrew J. McLaughlin, Jr. is a registered representative of Loeb Partners Corporation, a registered broker/dealer, 61 Broadway, New York, New York, 10006. He is also an officer and a director of other corporations affiliated with Loeb Partners Corporation.

     Andrew J. McLaughlin, Jr. is a United States citizen. He has not, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     The shares, the ownership of which is reported hereby were acquired with personal or trust funds.

ITEM 4.           PURPOSE OF TRANSACTION.

     The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. Mr. McLaughlin may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but he is not presently contemplating any plans or proposals required to be described in answer to this Item 4.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b).  Reference is made to the answer in Item 2 hereof.

           (c) The following sales have been made within the last 60 days.

SELLER                          PRICE           # OF SHARES     TRADE DATE
Loeb Rhoades Hornblower
Profit Sharing Trust FAO
Andrew J. McLaughlin, Jr.      $2.625            145,000         05-24-96

Andrew J. McLaughlin, Jr.       2.625            205,000         05-24-96
                                2.625            150,000         05-28-96
                                2.750             36,292         05-31-96


     The following transactions were reported previously in paper format and are restated as required by Rule 101(a)(2)(ii) of Regulation S-T.

Seller                     Price      # of Shares      Trade Date
- ------                     -----      -----------      -----------
Andrew J. McLaughlin, Jr.  $1.00        2,500          7-17-95

Purchaser                  Price      # of Shares      Trade Date
- ------                     -----      -----------      -----------
Andrew J. McLaughlin       $1.375       3,000          11-07-95
                            1.375       5,000          11-08-95
                            1.532      10,000          11-14-95
                             .9448     99,792          11-14-95*
                            1.15625    16,000          01-04-96
                            1.17       27,500          01-24-96
                            1.125      27,500          01-25-96
                            1.17       10,500          01-25-96

- ----------------------------
* Represents conversion of $94,284 face amount of 6% Convertible Note due September 1, 2003


ITEM 6.     CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 4, 1996                                      /s/Andrew J. McLaughlin, Jr.
                                                 ------------------------------
                                                  Andrew J. McLaughlin, Jr.,
                                                  individually and as Trustee
                                                  for Loeb Rhoades Hornblower
                                                  Profit Sharing Trust FAO
                                                  Andrew J. McLaughlin, Jr.